FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                 Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)
Date: November 12, 2004

	By:	/S/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA TO BEGIN TRADING ON SPAIN’S

LATIBEX MARKET ON NOVEMBER 16

—Trading Under the Ticker XTZA—

FOR IMMEDIATE RELEASE

Mexico City, November 11, 2004—TV Azteca, S.A. de C.V. (NYSE:TZA; BMV TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced that it has formally requested incorporation into Spain’s Latibex market, and that expects to begin trading Tuesday November 16 under the ticker XTZA.

Latibex, the only international market dedicated to Latin American equities, was created in December 1999 and is regulated by the Spanish Exchange Market Law. This market represents an ideal way to efficiently funnel European investments to Latin America by allowing investors to buy and sell stock of principal Latin American companies with a unique operating system to contract and liquidate under the same currency: the euro.

TV Azteca’s ordinary participation certificates (CPOs), will trade in Latibex in negotiating units representing 10 CPOs under the ticker XTZA, with full economic rights, but without voting rights for non-Mexican investors.

“Incorporation into the Latibex market will allow accessing a universe of savvy European investors that have found an efficient platform to channel their resources to some of the most attractive companies in the Americas,” commented Mario San Román, Chief Executive Officer of TV Azteca.

Bancoval, a Spanish institution specialized in services for financial organizations, will serve as the link between the two markets (entidad de enlace), and GBM, Grupo Bursátil Mexicano, a highly recognized Mexican brokerage house will act as the custodian for Mexico.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx

TV AZTECA DISTRIBUTES

US$22 MILLION IN CASH TO SHAREHOLDERS

—Accumulated Distributions of US$195 Million since June 2003—

FOR IMMEDIATE RELEASE

Mexico City, November 11, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced that it made today cash distributions of approximately US$22 million to shareholders, equivalent to US$0.0077 per CPO, or US$0.1243 per ADR. The distributions were approved by TV Azteca shareholders on April 15, as previously announced.

The company noted today’s cash distributions are part of its ongoing plan to allocate a substantial portion of TV Azteca’s cash generation to make distributions to shareholders of over US$500 million, and to reduce the company’s debt by approximately US$250 million within a six-year period that started in 2003.

Within the cash usage-plan the company has made aggregate distributions to date of US$195 million, consisting of a US$125 million disbursement on June 30, 2003, US$15 million on December 5, 2003, US$33 million on May 13, 2004, and today’s US$22 million. The accumulated distributions are equivalent to a 10% yield based on the closing price of the TV Azteca ADR on November 10, 2004.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Omar Avila
5255 1720 9167 jrangelk@tvazteca.com.mx	5255 1720 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales	Daniel McCosh
5255 1720 5786 tcanales@tvazteca.com.mx	5255 1720 0059 dmccosh@tvazteca.com.mx